Exhibit 3.1

The Gap, Inc.

Bylaws Amendment

The last paragraph of Section 6(C) of Article II of the Amended and Restated Bylaws of The Gap, Inc. is hereby amended as follows:

Notwithstanding any other provision of these Bylaws, no person shall be eligible for election as a director of the Corporation at an annual meeting of stockholders unless nominated in accordance with the requirements set forth in this paragraph (c). ~~Notwithstanding the foregoing, the Board of Directors shall not be required to solicit proxies for the election of any person the stockholder intends to nominate at the meeting.~~ At the request of the Board of Directors, any person nominated by a stockholder for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in the stockholder's notice of nomination which pertains to the nominee. The Corporation may require any proposed nominee to furnish such other information in addition to that required by paragraph (c) of this Section 6 as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.